Room 601, 1 Shui’an South Street, Chaoyang District

Beijing, 100012 People’s Republic of China

September 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Recon Technology, Ltd
September 28, 2022 Acceleration Request for Registration Statement on Form F-3
File No. 333-257806

Dear Sir or Madam:

On September 28, 2022, the undersigned requested that the effective date for above-referenced Registration Statement on Form F-3 be accelerated so that it will be declared effective on September 28, 2022, at 4:00 PM Eastern Time, or as soon thereafter as is practicable. The undersigned hereby withdraws this request.

Sincerely,

By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer